Exhibit 12

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

For the Nine Months Ended September 30, 2015
Earnings before income taxes	$6,105

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(544)
Dividends from less than 50% owned affiliates	374
Fixed charges	622
Interest amortized, net of capitalization	10
Earnings available for fixed charges	$6,567

Fixed charges:
Interest incurred (1)	$609
Portion of rent expense deemed to represent interest factor	13
Fixed charges	$622

Ratio of earnings to fixed charges	10.6

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings before income taxes	$7,774	$6,942	$6,477	$5,582	$5,723

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(1,011)	(993)	(1,229)	(741)	(631)
Dividends from less than 50% owned affiliates	459	443	404	374	303
Fixed charges	879	1,104	1,165	1,254	1,152
Interest capitalized, net of amortization	6	(7)	(4)	(2)	26
Earnings available for fixed charges	$8,107	$7,489	$6,813	$6,467	$6,573

Fixed charges:
Interest incurred (1)	$861	$1,087	$1,148	$1,233	$1,133
Portion of rent expense deemed to represent interest factor	18	17	17	21	19
Fixed charges	$879	$1,104	$1,165	$1,254	$1,152

Ratio of earnings to fixed charges	9.2	6.8	5.8	5.2	5.7

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

2